UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBERS

 333-77499
333-77499-01

(Check One):  [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR

For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________

 PART I -- REGISTRANT INFORMATION

 Charter Communications Holdings, LLC
Charter Communications Holdings Capital Corporation_____________________________________
Full Name of Registrants

 ________________________________________________________________________________
Former Name if Applicable

 12405 Powerscourt Drive____________________________________________________________
Address of Principal Executive Office (Street and Number)

 St. Louis, MO 63131________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As announced in its press release dated November 5, 2002, filed as an exhibit to its current report on Form 8-K filed on the same date, Charter Communications, Inc., the registrants' indirect parent (together with the registrants and their subsidiaries, (the "Company"), has been evaluating the establishment of a deferred tax liability account to reflect the difference between the book and tax bases of certain assets acquired by the Company in 1999 and 2000. The Company requires additional time to complete the financial statements to be included in the Form 10-Q for the quarter ended September 30, 2002 to reflect this deferred tax liability account.

PART IV-- OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

 Kent D. Kalkwarf__________
(Name)

 314______________________
(Area Code)

 965-0555_________________
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Charter Communications Holdings, LLC

                              Charter Communications Holdings Capital Corporation________________

(Name of Registrants as Specified in Charters)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2002_______________

By:_/s/ Kent D. Kalkwarf________________

Name:  Kent D. Kalkwarf

Title:  Executive Vice President and Chief

Financial Officer (Principal Financial Officer)